A Joint Special Meeting of Shareholders of the Fund was held on January 12, 2010 and adjourned until February 18, 2010. At the February 18, 2010 meeting, shareholders voted on a new Investment Advisory Agreement between the Fund and Claymore Advisors, LLC.

With regard to the consideration on a new Investment Advisory Agreement between the Fund and Claymore Advisors, LLC:

                                                              # of Shares
                                    In Favor      Against      Withheld
------------------------------------------------------------------------------
New Investment Advisory Agreement   13,536,460    595,778      2,275,505